# Equity Services, Inc.
**(A wholly-owned subsidiary of NLV Financial Corporation)**
**Financial Statements with**
**Supplementary Information**
**As of and for the Year Ended**
**December 31, 2023**

| OMB APPROVAL |
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| SEC FILE NUMBER |
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| 8-14286 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Equity Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One National Life Drive
(No. and Street)

| Montpelier | VT | 05604 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Eric Kucinskas | 802-229-7306 | ekucinskas@nationallife.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, and middle name)

| 101 Seaport Boulevard, Suite 500 | Boston | MA | 02210 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Eric Kucinskas, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Equity, Services, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: [signature]

Title: Head of Finance

[signature]
Notary Public exp. 1/31/25

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**Equity Services, Inc.**
**(A wholly-owned subsidiary of NLV Financial Corporation)**
**Index**
**As of and for the Year Ended December 31, 2023**



**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Stockholder of Equity Services, Inc.

*Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Equity Services, Inc. (the "Company") as of December 31, 2023, and the related statements of comprehensive income, of changes in stockholder's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

*Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Supplemental Information*

The accompanying Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2023 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Boston, MA 02210*
*T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us*



*PricewaterhouseCoopers LLP*

Boston, Massachusetts
February 22, 2024

We have served as the Company's auditor since at least 1993. We have not been able to determine the specific year we began serving as auditor of the Company.

**Equity Services, Inc.**
**(A wholly-owned subsidiary of NLV Financial Corporation)**
**Statement of Financial Condition**
**As of December 31, 2023**

|  | 2023 |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 6,625,583 |
| Investment advisor fees receivable | 3,041,165 |
| Prepaid expenses and other assets | 841,241 |
| Other receivables | 4,334,127 |
| Due from affiliates | 65,305 |
| Income taxes recoverable from affiliate | 361,669 |
| Deferred tax asset | 116,030 |
| Total assets | $ 15,385,120 |
| | |
| **Liabilities** | |
| Investment advisor fees payable | $ 2,461,001 |
| Accounts payable and accrued expenses | 1,313,235 |
| Due to parent and affiliates | 1,493,357 |
| Commissions payable | 2,404,091 |
| Unearned revenue | 306,249 |
| Total liabilities | 7,977,933 |
| | |
| **Stockholder's Equity** | |
| Common stock, $1 par value - 1,000,000 shares authorized; 197,008 shares issued and outstanding | 197,008 |
| Additional paid-in capital | 56,402,358 |
| Accumulated deficit | (49,192,179) |
| Total stockholder's equity | 7,407,187 |
| Total liabilities and stockholder's equity | $ 15,385,120 |

The accompanying notes are an integral part of these financial statements.

**Equity Services, Inc.**
**(A wholly-owned subsidiary of NLV Financial Corporation)**
**Statement of Comprehensive Income**
**For the Year Ended December 31, 2023**

|  | 2023 |
|---|---|
| **Revenues** | |
| Commissions | $ 44,940,505 |
| Investment advisor fees | 25,160,928 |
| Marketing support, revenue sharing and other revenue | 7,913,619 |
| Total revenues | 78,015,052 |
| | |
| **Operating expenses** | |
| Commissions | 39,863,046 |
| Investment advisor fees | 22,328,964 |
| Intercompany charges | 4,570,611 |
| General and administrative expenses | 4,537,540 |
| Salaries and benefits | 9,516,282 |
| Clearing agent fees | 1,533,498 |
| Marketing support charges | 804,020 |
| Total operating expenses | 83,153,961 |
| | |
| Loss before income taxes | (5,138,909) |
| | |
| Income tax benefit | 1,033,814 |
| **Net loss** | (4,105,095) |
| | |
| **Comprehensive loss** | $ (4,105,095) |

The accompanying notes are an integral part of these financial statements.

**Equity Services, Inc.**
**(A wholly-owned Subsidiary of NLV Financial Corporation)**
**Statement of Changes in Stockholder's Equity**
**For the Year Ended December 31, 2023**

| | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Accumulated Other Comprehensive Income (Loss) | Total Stockholder's Equity |
|---|---|---|---|---|---|
| January 1, 2023 Stockholder's Equity | $ 197,008 | $ 50,902,358 | $ (45,087,084) | $ — | $ 6,012,282 |
| Net income (loss) | — | — | (4,105,095) | — | (4,105,095) |
| Other comprehensive income (loss) | — | — | — | — | — |
| Total comprehensive income (loss) | | | (4,105,095) | | (4,105,095) |
| Capital contributions | — | 5,500,000 | — | — | 5,500,000 |
| December 31, 2023 Stockholder's Equity | $ 197,008 | $ 56,402,358 | $ (49,192,179) | $ — | $ 7,407,187 |

The accompanying notes are an integral part of these financial statements.

**Equity Services, Inc.**
**(A wholly-owned Subsidiary of NLV Financial Corporation)**
**Statement of Cash Flows**
**For the Year Ended December 31, 2023**

|  | 2023 |
|---|---:|
| **Cash flows from operating activities** | |
| Net income (loss) | $ (4,105,095) |
| Adjustments to reconcile net loss to net cash (used in) provided by operating activities: | |
| Depreciation | 10,695 |
| Deferred tax benefit | (20,092) |
| Changes in assets and liabilities: | |
| Investment advisor fees receivable | 71,407 |
| Prepaid expenses and other assets | (101,065) |
| Other receivables | (1,400,877) |
| Due to/from affiliates | 230,283 |
| Income taxes recoverable from affiliate | (108,286) |
| Investment advisor fees payable | (59,183) |
| Accounts payable and accrued expenses | 426,016 |
| Commissions payable | 311,371 |
| Unearned revenue | 24,618 |
| Net cash used in operating activities | (4,720,208) |
| | |
| **Cash flows from Investing activities** | |
| Purchase of property and equipment | — |
| Net cash used in investing activities | — |
| | |
| **Cash flows from financing activities** | |
| Capital contributions | 5,500,000 |
| Net cash provided by financing activities | 5,500,000 |
| | |
| **Cash and cash equivalents** | |
| Net increase in cash and cash equivalents | 779,792 |
| | |
| Beginning of year | 5,845,791 |
| | |
| End of year | $ 6,625,583 |
| | |
| **Supplemental disclosure of cash flow information:** | |
| Interest paid | $ 11,452 |
| Net income taxes received (paid) | $ 915,853 |

The accompanying notes are an integral part of these financial statements.

**Equity Services, Inc.**
**(A wholly-owned Subsidiary of NLV Financial Corporation)**
**Notes to Financial Statements**
**As of and for the Year Ended December 31, 2023**

## Note 1 – Organization and Operations

Equity Services, Inc. ("ESI" or the "Company") is a registered broker-dealer and a wholly-owned subsidiary of NLV Financial Corporation ("NLVF"), which in turn is a wholly-owned subsidiary of National Life Holding Company ("NLHC"). NLHC and its subsidiaries, including the Company, are collectively known as the National Life Group. National Life Insurance Company ("NLIC") is a wholly-owned subsidiary of NLVF and an affiliate of ESI. Life Insurance Company of the Southwest ("LSW") is a wholly-owned subsidiary of NLIC and an affiliate of ESI. ESI is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company earns commissions from the sale of mutual funds, direct placement programs, unit investment trusts, indexed annuity contracts, variable insurance and annuity contracts and general securities.

The Company is also a registered investment advisor and provides investment advisory services under the name of ESI Financial Advisors ("EFA"), and its income and expenses are reported as part of the results of the Company.

## Note 2 – Significant Accounting Policies

### Basis of Presentation
The Company's financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("US GAAP"). Actual results may differ from those estimates.

### Cash and Cash Equivalents
Cash and cash equivalents are comprised of funds on deposit with various financial institutions as well as investments in money market mutual funds registered under the Investment Company Act of 1940.

### Prepaid Expenses and Other Assets
Prepaid expenses consist primarily of annual registration renewal fees and software licenses paid in advance. Other assets consist primarily of the accrual for the month-end receivable from the Company's primary clearing firm.

### Other Receivables
Other receivables primarily include receivables for trail commissions, forgiveable and business development loan receivables made to certain participanting registered representatives and accrued marketing support revenue from non-affiliated sponsors. Forgivable loans made to registered representatives are paid back by the participants or amortized based on the representatives' individual sales and investment advisory fee production. Business development loan receivables include loans made to certain registered representatives in order to grow their existing book of business. Business development loan principal and interest are paid back by the participating registered representatives in accordance with the provisions of their governing loan contracts.

**Equity Services, Inc.**
**(A wholly-owned Subsidiary of NLV Financial Corporation)**
**Notes to Financial Statements**
**As of and for the Year Ended December 31, 2023**

## Note 2 – Significant Accounting Policies (continued)

**Property and Equipment**
Property and equipment is reported at depreciated cost. Assets are depreciated over their useful life using the straight-line method of depreciation. The table below outlines the useful life for each asset class:

| Asset Class | Years |
|---|---|
| Equipment | 5 |
| Internally developed software | 5 |
| Furniture | 7 |

**Accounts Payable and Accrued Expenses**
Payable balances related to expenses for obligations, or services rendered but not yet paid at the end of the reporting period, are primarily inclusive of: 1) software maintenance invoices; 2) accrued expenses related to the Company's annual conference which is held for top producing agents; 3) accrued salary and incentive expenses; and 4) accrued public accounting and legal expenses.

**Unearned Revenue**
Unearned revenue primarily includes affiliation fees charged to ESI registered representatives. These affiliation fees were received in advance as of December 31, 2023 and are related to the subsequent fiscal year.

**Revenue Recognition**
Revenue related to commissions, investment advisor fees, marketing support, revenue sharing and other revenue are primarily included within the scope of Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") Topic 606 – Revenue from Contracts with Customers. See Note 3 – Revenue from Contracts with Customers for further discussion of revenue recognition.

All other revenue excluded from the scope of Revenue from Contracts with Customers is recognized as it is earned or realized.

**Commission Expense**
Commission expense is directly related to commission revenue (gross dealer concession) that is earned by branch office supervisors, general agents and registered representatives of record on each sale.

**Investment Advisory Fee Expense**
The investment advisory fee expense and respective payable balance represent the incurred expenses and accrued payable, respectively, paid or due to investment advisors on revenue earned from EFA sponsors.

**Credit Loss Allowance**
Assets including forgivable loan receivables and trade receivables are primarily within the scope of Financial Instruments – Credit Losses (ASC 326): Measurement of Credit Losses on Financial Instruments. See Note 4 – Measurement of Credit Losses for further discussion on loss allowances.

**Intercompany Charges**
NLVF and its subsidiary, NLIC, provide the Company with occupancy, information technology, administrative services and access to its distribution network. The charges for these resources and other shared services are determined by the NLVF and NLIC expense sharing agreements and the allocation methodologies employed are applied uniformly across National Life Group and all of its affiliates, including the Company. See Note 9 – Related Party Transactions for further discussion of intercompany charges.

**Equity Services, Inc.**
**(A wholly-owned Subsidiary of NLV Financial Corporation)**
**Notes to Financial Statements**
**As of and for the Year Ended December 31, 2023**

## Note 2 – Significant Accounting Policies (continued)

### General and Administrative
General and administrative expenses represent costs incurred as a result of managing the Company. These costs include public accounting and legal expenses, software maintenance and licenses, registration fees, amortization expense on loan receivable balances, depreciation, printing, postage, travel, outside consulting, and other miscellaneous expenses.

### Salaries and Benefits
Salaries and employee benefits include ongoing compensation, associated payroll taxes, benefits and annual incentive compensation paid to employees.

### Clearing Agent Fees
Clearing agent fees are primarily trade related clearing and execution fees, asset-based expenses, statement and confirmation mailing, maintenance fees, technology fees, associated postage and other fees the Company pays to National Financial Services, LLC. ("NFS"), the Company's clearing firm.

### Marketing Support Charges
The Company provides seminars and training opportunities for its registered representatives, which are expensed as incurred.

### Income Taxes
The Company participates in the consolidated federal income tax return of NLHC. In accordance with the Company's tax sharing agreement with NLHC, the amount of income tax as determined on a consolidated return basis is allocated to each company based on its share of the total liability computed as if each company was filing a separate return. If applicable, the Company settles its income tax liability with NLHC periodically or is reimbursed by NLHC for any tax benefits utilized by the consolidated group. Accordingly, management believes it is more likely than not that the Company will realize the benefit of deferred tax assets, if any.

### Fair Value
The carrying amounts of the following financial assets and financial liabilities are approximate fair values: due to parent and affiliates, due from affiliates, accounts payable and accrued expenses.

### Credit Risk
The Company maintains cash and cash equivalent accounts at financial institutions, which may be exposed to credit risk. The Company has not experienced any losses in these accounts to date due to credit risk.

### Subsequent Events
The Company has evaluated events subsequent to December 31, 2023 and through the financial statement issuance date of February 22, 2024. The Company has not evaluated subsequent events after the issuance date for presentation in these financial statements.

In January 2024, the Company received a $1.5 million capital contribution from NLVF.

**Equity Services, Inc.**
**(A wholly-owned Subsidiary of NLV Financial Corporation)**
**Notes to Financial Statements**
**As of and for the Year Ended December 31, 2023**

## Note 3 – Revenue from Contracts with Customers

<u>Significant Judgement</u>

Revenue from contracts with customers primarily includes commission revenue, investment advisor fees, marketing support, revenue sharing, and affiliation fees. The recognition and measurement of revenue is based on the assessment of contract terms by revenue stream. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time and whether constraints on variable consideration should be applied due to uncertain future events.

<u>Commissions</u>

**Point of Sale Commissions**
The Company earns commissions from sales of mutual funds, unit investment trusts, variable annuities, indexed annuities, variable universal life policies, alternative investments, and other general securities. Commissions are recorded on a trade date basis. The Company's performance obligation is satisfied on the trade date when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

The Company typically receives payment at or near settlement for Point of Sale Commissions received directly from sponsors and the Company receives payment in the following month for securities transactions settled through the clearing firm. Most refunds of Point of Sale Commissions have historically been limited to variable annuity purchases that are still in the free-look period. Significant instances of a reversal of previously recognized Point of Sale Commissions due to refunds are remote. The receivable balances for Point of Sale Commissions earned but not yet received as of December 31, 2023 and January 1, 2023 were $147,157 and $105,771, respectively.

**Service Fees**
Sponsors of certain products may charge servicing fee revenue ("12b-1" fees or "trailing commissions") based on the net asset value ("NAV") of the underlying customer holdings of mutual funds, unit investment trusts, variable annuities, indexed annuities and alternative investments. The product sponsor charges these fees in association with the cost of distribution and servicing of assets of the accounts that are being managed. Where the Company is the broker-dealer of record on the account, the Company may receive a portion, or all, of these Service Fees from the related sponsor. The Company accounts for these fees as a single performance obligation because the Company is providing a series of distinct services that are substantially the same and have the same pattern of transfer. There is inherent uncertainty in estimating the amount of Service Fees that ESI could earn on an account as the fees are dependent on the value of the accounts as well as the length of time the accounts remain open, both of which are highly susceptible to factors outside the Company's influence. Therefore, Service Fee revenue is deemed constrained until it is probable that a significant revenue reversal will not occur. As Service Fees are considered to have a single performance obligation, revenue is allocated to the period in which the services have been provided in an amount that depicts the consideration the Company expects to receive. The Company estimates the expected value of Service Fee revenue earned but not yet received based on the most recent information available, which includes, among others, frequency of payments and historical cash receipts.

**Equity Services, Inc.**
**(A wholly-owned Subsidiary of NLV Financial Corporation)**
**Notes to Financial Statements**
**As of and for the Year Ended December 31, 2023**

## Note 3 – Revenue from Contracts with Customers (continued)

The Company typically receives payment on either a monthly or quarterly basis for Service Fees received directly from sponsors and the Company receives payment in the following month for Service Fees paid by the clearing firm. Historically, the obligation for refunds or returns on Service Fees have been limited in nature. The receivable balances for Service Fees earned but not yet received as of December 31, 2023 and January 1, 2023 were $2,093,095 and $2,031,851, respectively.

<u>Investment Advisor Fees</u>

The Company receives Investment Advisor Fees from third-party asset managers for investment advisory and portfolio management services, as well as fees from individual customers for financial planning services provided by the Company's investment advisor representatives. These fees are based on a percentage of

assets under management ("AUM") for applicable accounts and earned over time. The Company accounts for these fees as a single performance obligation because the Company is providing a series of distinct services that are substantially the same and have the same pattern of transfer. There is an inherent uncertainty in estimating the amount of Investment Advisor Fees revenue the Company could earn on these accounts as the fees are dependent on the value of the accounts as well as the length of time the accounts remain open, both of which are highly susceptible to factors outside the Company's influence. Therefore, Investment Advisor Fees revenue is deemed constrained until it is probable that a significant revenue reversal will not occur. As Investment Advisor Fees are considered to have a single performance obligation, revenue is allocated to the period in which the services have been provided in an amount that depicts the consideration the Company expects to receive. The Company estimates the expected value of Investment Advisor Fee revenue earned but not yet received based on the most recent information available, which includes, among others, frequency of payments and historical cash receipts.

For Investment Advisor Fees paid to the Company in advance of the performance obligation, the Company defers recognition of the Investment Advisor Fees until the performance obligation is satisfied. For Investment Advisor Fees paid in advance, the Company is obligated to return these fees if an investment advisor terminates their relationship with the Company and subsequently converts applicable account(s) to their new investment advisor firm prior to the satisfaction of the performance obligation. However, as Investment Advisor Fees paid in advance are recorded as unearned revenue until satisfaction of the performance obligation is complete, returns of these fees have not historically had a significant impact on the Company's recognition of revenue. For Investment Advisor Fees that the Company receives in arrears, the Company typically receives payment on either a monthly or quarterly basis. Historically, the obligation for refunds or returns on Investment Advisor Fees paid in arrears have been limited in nature. The receivable balances for Investment Advisor Fees earned but not yet received as of December 31, 2023 and January 1, 2023 were $2,606,233 and $2,683,292, respectively.

<u>Marketing Support, Revenue Sharing and Other Revenue from Customers</u>

**Fees from Sales**
The Company has marketing support, revenue sharing and other arrangements with certain affiliated entities (NLIC and LSW) and sponsors in which the Company receives fees based on sales of certain indexed annuities, variable annuities and mutual funds. The Company's performance obligation is satisfied on the trade date when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

**Equity Services, Inc.**
**(A wholly-owned Subsidiary of NLV Financial Corporation)**
**Notes to Financial Statements**
**As of and for the Year Ended December 31, 2023**

## Note 3 – Revenue from Contracts with Customers (continued)

The Company typically receives payment of these fees on a quarterly basis. Historically, the obligation for refunds or returns on Fees from Sales have been limited in nature. The receivable balances for Marketing support and other revenue from sales earned but not yet received as of December 31, 2023 and January 1, 2023 were $448,905 and $400,133, respectively.

**Fees from Services**
The Company has marketing support and other arrangements with certain sponsors and external parties in which the Company receives fees, earned over time, based on AUM or NAV, for applicable accounts. The Company accounts for these fees as a single performance obligation because the Company is providing a series of distinct services that are substantially the same and have the same pattern of transfer. There is an inherent uncertainty in estimating the amount of marketing support and other revenue the Company could earn on these accounts as the fees are dependent on the value of the accounts as well as the length of time the accounts remain open, both of which are highly susceptible to factors outside the Company's influence. Therefore, these Fees from Services are deemed constrained until it is probable that a significant revenue reversal will not occur. As Fees from Services are considered to have a single performance obligation, revenue is allocated to the period in which the services have been provided in an amount that depicts the consideration the Company expects to receive. The Company estimates the expected value of Fees from Services revenue earned but not yet received based on the most recent information available, which includes, among others, frequency of payments and historical cash receipts.

The Company typically receives payment of these fees on a quarterly basis. Historically, the obligation for refunds or returns on Fees from Services have been limited in nature. The receivable balances for Marketing support and other revenue from services earned but not yet received as of December 31, 2023 and January 1, 2023 were $688,099 and $656,570, respectively.

**Affiliation Fees**
The Company charges Affiliation Fees to registered representatives to cover back-office and administrative costs associated with their affiliation to the Company. The Company accounts for these fees as a single performance obligation because the services are interdependent and together they enable registered representatives to sell to their respective customers. Affiliation Fee revenue is earned over time as registered representatives simultaneously receive and consume the benefits provided.

Certain registered representatives choose to pay annual Affiliation Fees in advance of the applicable year and the Company records these payments within Unearned Revenue. For Affiliation Fees paid in advance, the Company is obligated to return these fees if a registered representative terminates their relationship with the Company prior to the satisfaction of the performance obligation.  However, as Affiliation Fees paid in advance are recorded as unearned revenue until satisfaction of the performance obligation is complete, returns of these fees have not historically had a significant impact on the Company's recognition of revenue.  For other registered representatives, Affiliation Fees are deducted from commission payments during the ordinary course of business. The Unearned Revenue balances  related to affiliation fees as of December 31, 2023 and January 1, 2023 were $252,334 and $242,600, respectively.

**Equity Services, Inc.**
**(A wholly-owned Subsidiary of NLV Financial Corporation)**
**Notes to Financial Statements**
**As of and for the Year Ended December 31, 2023**

## Note 3 – Revenue from Contracts with Customers (continued)

### Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source for the year ended December 31, 2023:

|  | 2023 |
|---|---|
| **Commission Revenue** |  |
| Point of Sale Commissions | $ 30,283,100 |
| Service Fees | 14,657,405 |
| **Total Commissions** | 44,940,505 |
|  |  |
| **Investment Advisor Fees** | 25,160,928 |
|  |  |
| **Marketing Support, Revenue Sharing & Other Revenue from Customers** |  |
| Fees from Sales | 2,350,713 |
| Fees from Services | 4,081,980 |
| Affiliation Fees | 832,223 |
| **Total Marketing Support, Revenue Sharing & Other Revenue from Customers** | 7,264,916 |
|  |  |
| **Total Revenue from Contracts with Customers** | $ 77,366,349 |

## Note 4 – Measurement of Credit Losses

Assets subject to Financial Instruments - Credit Losses (ASC 326) primarily include forgivable loan and trade receivables. The measurement and recognition of credit losses is based upon risk characteristics, historical loss information and various qualitative factors.

### Forgivable Loan Receivables

The Company issues loans to certain registered representatives of the Company. The loans are paid back by the representatives or considered forgiven and thus amortized based on the representatives' sales and investment advisory production. The measurement of credit allowances on forgivable loan receivables has been recognized based on the historical default rates experienced through the life of the program over the weighted average principal of all issued loans. A prospective adjustment rate is included within this measurement based on historical recognition of losses, financial condition of participant, terms of the specific loan agreement, and other forecasted expectations related to the performance of the outstanding loan balances. The change in the credit loss allowance recognized with "Loan Amortization, Loss Allowance and Bad Debt" in Note 5 – General and Administrative Expenses was $14,773.

### Trade Receivables

The Company recognizes receivable balances for service fees and investment advisor fees as discussed in Note – 4 Revenue from Contracts with Customers. The Company has determined that there is no expectation of non-payment due to the following factors: 1) the customers' NAV and AUM, from which the fees are derived, are held by third-party custodians (similarity to a securitized asset), 2) the frequency of third party sponsors payments are either monthly or quarterly, 3) historically low instances of non-payment, and 4) exposure to credit risk relating to these balances is offset by the associated accrued trailing commission and advisory fee expense.

**Equity Services, Inc.**
**(A wholly-owned Subsidiary of NLV Financial Corporation)**
**Notes to Financial Statements**
**As of and for the Year Ended December 31, 2023**

## Note 4 – Measurement of Credit Losses (continued)

The Company also recognizes receivable balances for fees from sales and services related to revenue sharing as discussed in Note 3 - Revenue from Contracts with Customers. The application of credit losses on these trade receivable balances has been determined based on the following: 1) the credit worthiness of each counterparty, 2) the frequency of third-party sponsor payments (which are received either monthly or quarterly) and 3) the historical lack of payment delinquency from our revenue sharing partners. The recognition of credit losses for these account receivables did not result in a loss allowance.

## Note 5 – General and Administrative Expenses

For the year ended December 31, 2023, general and administrative expenses are comprised of the following:

|  | 2023 |
|---|---|
| Software Maintenance | $ 2,211,617 |
| Recruiting, Training, Licensing & Registration | 652,148 |
| Printing, Postage & Supplies | 145,496 |
| Travel & Entertainment | 409,021 |
| Loan Amortization, Loss Allowance & Bad Debt | 274,742 |
| Legal Expenses | 345,348 |
| Public Accounting Fees | 200,360 |
| Insurance & Bank Fees | 92,518 |
| Dues & Memberships | 103,459 |
| Consulting | 23,692 |
| Other | 79,139 |
|  | $ 4,537,540 |

## Note 6 – Net Capital and Reserve Information

The Company, as a registered broker-dealer, is subject to the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Act"), as amended, which requires minimum "net capital" of the greater of $100,000 or 6 2/3% of "aggregate indebtedness" subject to a maximum allowable ratio of "aggregate indebtedness" to "net capital" (as the terms are defined) of 15.0 to 1.0. Refer to Supplemental Schedule I for the calculation of aggregate indebtedness and net capital. The terms of Rule 15c3-1 exclude certain assets from capital in the calculation of aggregate indebtedness, net capital and the ratio of aggregate indebtedness, which at December 31, 2023, are as follows:

|  | 2023 |
|---|---|
| Net capital | $ 2,915,045 |
| Aggregate indebtedness | 7,977,933 |
| Net capital requirement | 531,862 |
| Excess net capital | $ 2,383,183 |
| Percentage of aggregate indebtedness to net capital | 274% |

The operations of the Company do not include the physical handling of securities or the maintenance of open customer accounts. Such activities are performed by the Company's clearing firm on a fully disclosed basis for brokerage business or by the product offeror for subscription way basis business. The operations of the

**Equity Services, Inc.**
**(A wholly-owned Subsidiary of NLV Financial Corporation)**
**Notes to Financial Statements**
**As of and for the Year Ended December 31, 2023**

## Note 6 – Net Capital and Reserve Information (continued)

Company do not include directly or indirectly receiving, holding, or otherwise owing funds or securities for or to customers; other than money or other consideration received and promptly transmitted in compliance with Rule 15c2-4(a) or (b)(2). Accordingly, the Company claims that the reserve provisions of Rule 15c3-3 of the Act do not apply under the exemption allowed by paragraph (k)(2)(ii) of such rule for brokerage business activities and under the exemption allowed by Footnote 74 of the SEC Release No. 34-70073 for subscription way business activities.  As such, the Company has not included the schedules "Computation for Determination of Reserve Requirement under Rule 15c3-3" or "Information relating to Possession or Control Requirements under Rule 15c3-3."

## Note 7 – Property and Equipment

Property and equipment owned by the Company as of December 31, 2023:

|  | **2023** |
|---|---|
| Property and equipment | $  1,776,521 |
| Accumulated depreciation | (1,776,521) |
| Net property and equipment | $          — |

Depreciation expense incurred for the year ended December 31, 2023 was $10,695.

## Note 8 – Income Taxes

The Company participates in the consolidated federal income tax return of NLHC.  The Company recognized a current federal income tax benefit of $1,014,192 for the year ended December 31, 2023.  The Company also recorded a current state income tax expense of $470 for the year ended December 31, 2023. The components of current and deferred income tax are shown below:

|  | **2023** |
|---|---|
| Current | $     1,013,722 |
| Deferred | 20,092 |
| Total income tax benefit | $     1,033,814 |

Income tax receivable from NLHC was $361,669 as of December 31, 2023.  In 2023, total taxes are approximately 20% of the total computed using the statutory federal income tax rate of 21%.  The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2017.  The Company's consolidated federal income tax return examination by the IRS for the 2017 through 2020 tax years are concluding.  The examination results are not expected to have a material impact to the Company's financial statements.  The Company net settled $915,853 of its income taxes recoverable from NLHC for the year ended December 31, 2023.  In addition, the Company did not pay state taxes for the year ended December 31, 2023. There were no amounts accrued for unrecognized tax benefits or related interest and penalties as of December 31, 2023.

**Equity Services, Inc.**
**(A wholly-owned Subsidiary of NLV Financial Corporation)**
**Notes to Financial Statements**
**As of and for the Year Ended December 31, 2023**

## Note 9 – Related Party Transactions

It is possible that the terms of the transactions mentioned below are not the same as those that would result from transactions among unrelated parties.

**Commissions and Revenue Sharing**
The Company is the distributor of variable universal life products issued by NLIC and offers indexed annuity products issued by LSW. In connection with the distribution of these products, the Company records commission expense equivalent to 100% of commission revenue recognized. Commission revenue and expense recorded in accordance with the sale of NLIC variable universal life and LSW indexed annuity products was $6,438,963 for the year ended December 31, 2023. The Company recognized combined revenue sharing on the sale of NLIC and LSW products of $511,383 for the year ended December 31, 2023. As of December 31, 2023, accounts receivables related to intercompany revenue sharing arrangements were $52,206.

**Allocated Expenses**
NLIC provides the Company with occupancy, information technology, administrative services and access to its distribution network. The charges for these services and other shared services are allocated based on the terms of the expense sharing agreements with NLIC and NLVF. The allocation methodologies employed are applied uniformly across National Life Group and are based on direct charges and other factors (e.g., square footage, number of employees, compensation levels, et. al.). Charges for costs allocated to the Company for the year ended December 31, 2023 were $4,570,611.

As of December 31, 2023, accounts receivable/(payable) balances from, NLVF and affiliates related to expense sharing agreements were $13,099 and ($1,493,357), respectively. The accounts receivable/(payable) balances related to NLVF and affiliates are settled in the normal course of business and are included in the Due to/from affiliates in the Statement of Financial Condition.

**Capital Contributions**
The Company has historically experienced losses from operations and has an accumulated deficit of $49,192,179 as of December 31, 2023. The Company has historically received sufficient equity contributions from its parent, NLVF, which has enabled it to exceed its regulatory requirements over net capital. Throughout the fiscal year ended December 31, 2023, the Company had sufficient net capital in excess of the regulatory requirement and did receive $5,500,000 in capital contributions from NLVF.

## Note 10 – Commitments and Contingencies

The Company clears all of its securities transactions through a clearing firm on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing firm, the clearing firm has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing firm, the Company believes there is no maximum amount assignable to this right. As of December 31, 2023, the Company has no indication that it has not fulfilled its contractual obligations and has not recorded a liability with regard to the right of the clearing firm.

**Equity Services, Inc.**
**(A wholly-owned Subsidiary of NLV Financial Corporation)**
**Notes to Financial Statements**
**As of and for the Year Ended December 31, 2023**

## Note 10 – Commitments and Contingencies (continued)

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of its clearing firm and material counterparties.

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. These claims typically include legal theories that are common in lawsuits brought by retail investors, such as improper sales practices, unsuitability, breach of fiduciary duty and other claims related to the sale of investment products. The results of these matters cannot be predicted with certainty.  The Company continues to vigorously defend its position related to these matters.  However, it is uncertain whether there could be unfavorable outcomes that will result in a material adverse impact to the Company.

**Equity Services, Inc.**
**(A wholly-owned Subsidiary of NLV Financial Corporation)**
**Supplemental Schedule I**
**Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission**
**December 31, 2023**

|  | **2023** |
|---|---|
| **Computation of net capital** | |
| Total ownership equity from Statement of Financial Condition | $ 7,407,187 |
| Deduct ownership equity not allowable for net capital | — |
| Total ownership equity qualified for net capital | 7,407,187 |
| | |
| **Deductions** | |
| Receivables from non-customers, in excess of payable | 3,415,945 |
| Investment in and receivables from affiliates, subsidiaries and associated partnerships | 65,305 |
| Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation | — |
| Other assets | 980,892 |
| Total non-allowable assets | 4,462,142 |
| Net capital before haircuts on securities position and other deductions | 2,945,045 |
| Haircut on securities | (30,000) |
| Other deductions | — |
| Net capital | $ 2,915,045 |
| | |
| **Computation of aggregate indebtedness** | |
| Payable to non-customers | $ 5,171,342 |
| Accounts payable, accrued liabilities, accrued expenses and other | 2,806,591 |
| Total aggregate indebtedness | $ 7,977,933 |
| | |
| **Computation of basic net capital requirement** | |
| Minimum net capital requirement (greater of $100,000 or 6 2/3% of aggregate indebtedness) | $ 531,862 |
| Excess net capital | $ 2,383,183 |
| Net capital less 10% of aggregate indebtedness | $ 2,117,252 |
| Percentage of aggregate indebtedness to net capital | 274% |

There were no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS Report as of December 31, 2023.

**Equity Services, Inc.**
**(A wholly-owned Subsidiary of NLV Financial Corporation)**
**Supplemental Schedule II**
**Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission**
**December 31, 2023**

The operations of the Company do not include the physical handling of securities or the maintenance of open customer accounts. Such activities are performed by the Company's clearing firm on a fully disclosed basis for brokerage business or by the product offeror for subscription way basis business. The operations of the Company do not include directly or indirectly receiving, holding, or otherwise owing funds or securities for or to customers; other than money or other consideration received and promptly transmitted in compliance with Rule 15c2-4(a) or (b)(2). Accordingly, the Company claims that the reserve provisions of Rule 15c3-3 of the Act do not apply under the exemption allowed by paragraph (k)(2)(ii) of such rule for brokerage business activities and under the exemption allowed by Footnote 74 of the SEC Release No. 34-70073 for subscription way business activities. As such the Company has not included the schedules "Computation for Determination of Reserve Requirement under Rule 15c3-3" or "Information relating to Possession or Control Requirements under Rule 15c3-3."